Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
Supplement dated April 1, 2019
to the Pricing Supplement dated February 1, 2019
Equity Index Underlying Supplement dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Prospectus dated February 26, 2018



HSBC USA Inc.
Lookback Return Enhanced Notes
Linked to the Hang Seng China Enterprises Index, due February 19, 2020
CUSIP: 40435UGA6
(the "Notes")

This document supplements the Pricing Supplement (as defined below). Capitalized terms used but not defined in this supplement have the meanings set forth in the above-captioned documents.

The Initial Level for the Notes was defined in the pricing supplement, dated February 1, 2019 and filed with the Securities and Exchange Commission (the "SEC") on February 5, 2019 (the "Pricing Supplement"). The Initial Level was defined as the lowest Official Closing Level on any scheduled trading day during the Initial Level Observation Period.

The Initial Level Observation Period expired on April 1, 2019. The lowest Official Closing Level on any scheduled trading day during the Initial Level Observation Period on which a market disruption event did not occur was 10,937.33, which was the Official Closing Level on February 15, 2019, which was the 15th day of the Initial Level Observation Period.

Therefore, the Initial Level for the Notes is 10,937.33.

Documentation

You should read this supplement, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4, "Risk Factors" beginning on page S-1 in the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Pricing Supplement dated February 1, 2019:
  https://www.sec.gov/Archives/edgar/data/83246/000114420419005031/tv512438_424b2.htm

- The Equity Index Underlying Supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

- The prospectus supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

- The prospectus at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm